SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

4 February 2014

BP announces fourth quarter and full year 2013 results

BP today announced its financial results for the fourth quarter and full year of 2013. Underlying replacement cost profit 1 for the fourth quarter was $2.8 billion, compared with $3.9 billion for the fourth quarter of 2012. Full-year underlying replacement cost profit was $13.4 billion for 2013, compared with $17.1 billion for 2012.

Compared with the same periods in 2012, both the fourth quarter and full year 2013 underlying results were affected by: the significant impact of BP's major divestment programme; weaker refining margins; and higher depreciation and exploration write-offs as the group brought new projects online and increased its investment in exploration.

The impacts of these were partially offset by strong growth in underlying oil and gas production2, particularly from key regions such as the North Sea, Angola and Gulf of Mexico. The fourth quarter's result also benefitted from higher earnings from Rosneft than reported from TNK-BP in the fourth quarter of 2012.

Bob Dudley, BP Group Chief Executive, said: "BP delivered strong operating performance throughout 2013, with increased asset reliability and major project delivery in both our Upstream and Downstream businesses. These achievements underpin our financial targets for 2014 and lay the foundation for continued growth in sustainable free cash flow."

Operating cash flow was $5.4 billion in the fourth quarter and $21.1 billion over the whole year. BP announced a dividend for the fourth quarter of 9.5 cents per share, to be paid in March, 5.6% higher than the fourth quarter dividend last year.

In March 2013 BP announced an $8 billion share buy-back programme and, as of January 31 2014, has spent around $6.8 billion repurchasing BP shares for cancellation. At the end of the year, BP's net debt ratio, or gearing, was 16.2%, within the target range of 10-20%.

Organic capital expenditure in 2013 was $24.6 billion, in line with guidance. Organic capital expenditure is expected to be $24-$25 billion in 2014 and to remain in the $24-$27 billion range through to the end of the decade.

Following the completion of its $38 billion divestment programme, BP announced in October 2013 that it expects to divest a further $10 billion of assets by the end of 2015 and to use the post-tax proceeds predominantly for additional distributions, with a bias to share buybacks. To date, it has agreed around $1.7 billion of such further divestments.

Dudley said: "Capital discipline is central to BP's strategy; making the right investment choices, sticking to our capital limits, and actively managing our portfolio in pursuit of long-term value."

BP intends to provide investors with more details on future plans in a presentation on 4 March.

4Q 2013 performance

Underlying pre-tax replacement cost profit in BP's Upstream segment was $3.9 billion in 4Q 2013, compared with $4.4 billion a year earlier. The result benefitted from higher underlying production and a one-off credit to production taxes but there were adverse impacts from divestments and higher depreciation and exploration write-offs.

Total reported production of oil and gas for 4Q 2013, including Russia, was 3.23 million barrels of oil equivalent a day (boe/d). Outside Russia, growth in underlying oil and gas production 2 was driven by new production from high-margin regions. Underlying production excluding Russia in the quarter was 3.7% higher than in 4Q 2012, and up 3.2% for the full year compared to 2012, in line with guidance.

Reported production excluding Russia for the quarter was 2.25 million boe/d, 1.9% lower than in 4Q 2012, primarily due to the impact of the divestment programme.

Looking ahead, BP expects underlying production in 2014 to be higher than 2013. Reported production, however, is expected to be lower, reflecting both divestments and a reduction of around 140 thousand boe/d due to the expiry in January of the Abu Dhabi onshore concession.

BP's Downstream segment reported underlying pre-tax replacement cost profit of $70 million, compared with $1.4 billion in 4Q 2012. The fuels business was severely impacted by: significantly weaker refining margins, particularly in the US; the absence of earnings from the Texas City and Carson refineries, which were sold in 2013; additional depreciation and start-up costs as a result of the Whiting refinery modernisation; and a weak result from supply and trading activities.

In 2014, BP expects refining margins to improve somewhat from the low levels seen in the fourth quarter of 2013, but that in general the fuels and petrochemicals environments will remain challenging. Additionally, it expects to see increased exposure to heavy crude differentials in the US as heavy crude processing at the Whiting refinery ramps up.

Strong Downstream operating performance continued, with refining availability of 95.6% in the quarter, the highest level since 2004. Average refining availability for 2013 was over 95%.

In Russia, BP reported underlying net income of $1.1 billion from Rosneft for the fourth quarter, compared with $0.2 billion reported from TNK-BP for the same period in 2012, which included only 21 days of TNK-BP earnings. BP's share of Rosneft oil and gas production in the quarter was 985 thousand boe/d.

Strategic progress

BP today reported a reserves replacement ratio for 2013 - on a combined basis of subsidiaries and equity accounted entities and excluding acquisitions and divestments - of 129%, compared with 77% in 2012. Including the net growth in BP's Russian portfolio as a result of the change of its holdings, the ratio was 199%.

2013 was BP's most successful year for exploration drilling for almost a decade. BP participated in 17 completed exploration wells, which made seven discoveries. Three discoveries were announced in the fourth quarter: the Gila discovery in the Paleogene trend in the Gulf of Mexico; the pre-salt Lontra discovery in Angola, operated by Cobalt International Energy; and the Petrobras-operated Pitu discovery in Brazil's Equatorial Margin. BP was awarded licence interests in 14 blocks in the UK's 27th licensing round, and was also awarded an interest in a block off north-east Greenland.

Three major upstream projects started up in 2013 and the Chirag Oil project in Azerbaijan began production on January 28. A further five projects are expected to begin production through the rest of 2014.

In December, final investment decisions were taken on two significant upstream development projects: the Khazzan tight gas project in Oman, and the Shah Deniz 2 project in Azerbaijan and associated pipelines.

The final major unit of the Whiting refinery modernisation project was brought on stream in the quarter. Following the divestment of the Texas City and Carson refineries last year, this represents a major transformation of BP's US fuels business.

US legal update

The cumulative pre-tax charge for the Gulf of Mexico oil spill was $42.7 billion at the end of 2013, having increased by $0.2 billion in the fourth quarter to reflect an increase in the provision for legal costs, and ongoing Gulf Coast Restoration Organisation costs. The charge does not include any additional provision for business economic loss claims arising from the economic loss settlement with the Plaintiffs' Steering Committee (PSC) that are yet to be received, processed and paid.

The cumulative amount estimated to be paid from the Trust Fund remained at $19.3 billion, leaving around $700 million unallocated headroom available in the Trust for further expenditures.

The District Court has yet to rule on the first two phases of the MDL 2179 trial which completed during 2013, and the Court could issue its decision at any time. The Court has not yet scheduled the penalty phase, in which it will hear evidence regarding the factors to be applied in assessing a penalty under the Clean Water Act.

In relation to the economic loss settlement with the PSC, after multiple hearings and appeals, the District Court has now agreed that revenues and expenses must be properly matched in assessing business economic loss claims. However, the District Court did not agree with BP's interpretation of the causation requirements of the settlement agreement. BP has appealed the District Court's ruling on causation to the Fifth Circuit Court of Appeals, requesting the panel hearing that appeal to issue a permanent injunction to prevent awards to claimants whose losses are not traceable to the spill. In the meantime, a temporary injunction remains in place for all business economic loss claims.

On 10 January, a different panel of judges of the Fifth Circuit upheld the validity of the economic loss settlement as written, but left to the other panel of the Fifth Circuit the question of interpretation of the settlement agreement, including the meaning of the agreement's causation requirements. BP has filed a petition requesting that all the active judges of the Fifth Circuit review the decision upholding the validity of the settlement.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Notes:

1.  Underlying replacement cost profit is adjusted for non-operating items and fair value accounting effects. For further information about non-operating items and fair value accounting effects, see our Stock Exchange
     Announcement for the period ended 31 December 2013

2. Underlying oil and gas production is adjusted for the impact of divestments, entitlement effects in production sharing agreements and the expiry of the onshore concession in Abu Dhabi.

Cautionary Statement:

This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding prospects for continued growth in sustainable free cash flow in the future; prospects for future shareholder distributions; the expected level of capital expenditure in 2014 and to the end of the decade; expectations regarding future divestments, including plans to divest a further $10 billion in assets before the end of 2015; the expected levels of reported and underlying production in 2014; the quantum and timing of start-ups of certain upstream projects; and the anticipated timing of, prospects for and BP's prospective responses to legal and trial proceedings, court decisions, potential investigations and civil actions by regulators, government entities and/or other entities or parties; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; the timing and level of maintenance and/or turnaround activity; the nature, timing and volume of refinery additions and outages; the timing, quantum and nature of divestments; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including court decisions, the types of enforcement action pursued and the nature of remedies sought or imposed; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Principal risks and uncertainties" in our Stock Exchange Announcement for the period ended 30 June 2013.

This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

-ENDS -

Contacts

	London	United States

Press Office	David Nicholas	Scott Dean
	+44 (0)20 7496 4708	+1 630 420 4990

Investor Relations	Jessica Mitchell	Craig Marshall
bp.com/investors	+44 (0)20 7496 4962	+1 281 366 3123

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 February, 2014

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary